SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Western Goldfields, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   95828P 10 4
                                 (CUSIP Number)

                                  Diane Garrett
                      President and Chief Executive Officer
                              Romarco Minerals Inc.
                          1500-885 West Georgia Street
                         Vancouver, BC, Canada, V6C 3E8
                            Telephone: (604) 688-9271
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 95828P 10 4                 13D                      Page 2 of 7 Pages
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(1)       Name of Reporting Person                         ROMARCO MINERALS INC.
          I.R.S. Identification Nos. of Above Persons (Entities Only)

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(2)       Check the Appropriate Box if a Member of a Group
          (a)      |_|
          (b)      |_|
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(3)       SEC Use Only

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(4)       Source of Funds

          WC
--------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).          |_|

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(6)       Citizenship or Place of Organization
          Ontario, Canada

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                         (7)     Sole Voting Power
                                 0
      Number of          -------------------------------------------------------
 Shares Beneficially     (8)     Shared Voting Power
        Owned                    0
       by Each           -------------------------------------------------------
      Reporting          (9)     Sole Dispositive Power
     Person With                 0
                         -------------------------------------------------------
                         (10)    Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by each Reporting Person
          0

--------------------------------------------------------------------------------
(12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)         [ ]
--------------------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          0%
--------------------------------------------------------------------------------
(14)      Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

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


      This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 3, 2006 by Romarco Minerals Inc. (the "Reporting Person"), relating to the Reporting Person's deemed beneficial ownership of 3,569,348 shares of common stock, $0.01 par value (the "Common Stock") of Western Goldfields, Inc. ("Western"), an Idaho corporation. The Reporting Person was deemed to beneficially own such shares of Common Stock in connection with loans made to Western, evidenced by promissory notes in principal amounts of US$153,546.63, US$73,639.49, US$228,000.00 and US$250,000.00 (the "Notes"), which Notes were convertible into Common Stock.

      This Amendment No. 1 relates to Western's repayment of the Notes in full on February 13, 2006 (the "Repayment"). After the Repayment, the Reporting Person beneficially owns zero shares of Common Stock.

      The following amendments to Items 4, 5 and 6 of the Schedule 13D are hereby made.

Item 4. Purpose of Transaction

      Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "(a) - (j) The Reporting Person has no plans or proposals regarding the Common Stock."

Item 5. Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "(a) Based on the most recent information available, the aggregate number and percentage of the shares of Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Person is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D and such information is incorporated herein by reference.

      (b) The number of shares of Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D and such information is incorporated herein by reference.

      (c) Except as described herein, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any person listed in Annex A beneficially owns, or during the last 60 days has acquired or disposed of, any Common Stock.

      To the best knowledge of the Reporting Person, Diane Garrett beneficially owns 100,000 shares of Common Stock. Diane Garrett and her husband, Harry B. Garrett Jr., have shared voting power and shared dispositive power with respect to such shares of Common Stock (the amount of such Common Stock accounts for less than 1% of the total outstanding amount of Common Stock).

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

      (d) Not applicable.

      (e) On February 13, 2006, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock."

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "Except as described herein and elsewhere in this statement or incorporated by reference in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any of the persons named in Annex A hereto, or between the Reporting Person and any other person or, to the best of its knowledge, any person named in Annex A hereto and any other person with respect to any securities of Western."




















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


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006             ROMARCO MINERALS INC.




                                    By:  /s/ Ralf Langner
                                        --------------------------------------
                                         Name:   Ralf Langner
                                         Title:  Chief Financial Officer and
                                                 Corporate Secretary

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ROMARCO MINERALS INC.

      The following table sets forth certain information with respect to the directors and executive officers of Romarco Minerals Inc. and with respect to the spouse of the President and Chief Executive Officer of Romarco Minerals Inc.

                                           Present Principal Occupation or Employment and the
                                           Name, Principal Business and Address of any
                                           Corporation or other Organization in which such
Name                                       employment is conducted                                 Citizenship
----                                       -----------------------                                 -----------
Edward A. van Ginkel                       Chairman of the Board of Directors                      Canada
(Chairman of the Board of Directors)       Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

David C. Beling                            Senior Vice-President                                   United States
(Director)                                 Geovic Ltd. (mineral development)
                                           743 Horizon Court, Suite 300A
                                           Grand Junction, CO  81506

Diane R. Garrett                           President, Chief Executive Officer and Director         United States
(President, Chief Executive Officer and    Romarco Minerals Inc.
Director)                                  1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

Harry B.  Garrett Jr.                      Independent Consultant (private investigation)          United States
(Spouse of Diane R. Garrett)               c/o Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

Rex Outzen                                 Chief Operations Officer                                United States
(Chief Operations Officer)                 Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

Tommy Thompson                             Vice-President Exploration                              United States
(Vice-President Exploration)               Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

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

                                           Present Principal Occupation or Employment and the
                                           Name, Principal Business and Address of any
                                           Corporation or other Organization in which such
Name                                       employment is conducted                                 Citizenship
----                                       -----------------------                                 -----------
Leendert G. Krol                           President                                               Netherlands
(Director)                                 Brazauro Resources Corporation (exploration of
                                           precious metals mineral properties)
                                           701 West Georgia Street, Suite 1500
                                           Vancouver, BC, Canada, V7Y 1C6

Ralf Langner                               Chief Financial Officer, Corporate Secretary and        Canada
(Chief Financial Officer, Corporate        Director
Secretary and Director)                    Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

R.J. (Don) MacDonald                       Senior Vice President and Chief Financial Officer       Canada
(Director)                                 NovaGold Resources Inc. (exploration of precious
                                           metals mineral properties)
                                           2300-200 Granville Street
                                           Vancouver, BC, Canada, V6C 1S4

Robert van Doorn                           President                                               Canada
(Director)                                 Mundoro Mining Inc. (exploration of precious metals
                                           mineral properties)
                                           Suite 702, 543 Granville Street
                                           Vancouver, BC, Canada, V6C 1X8













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